HERMAN MARX SACKS, D.O., MBA

EDUCATION

Kirksville College of Osteopathic Medicine
Kirksville, MO
08/1989-06/1993
Doctor of Osteopathy

University of Tennessee
Knoxville, Tn
01/2017-12/2017
Master of Business Administration

University of Tampa
Tampa, FL
09/1981-09/1985
B.S. Biology

INTERNSHIP AND RESIDENCY

Residency   Family Medicine
Pensacola Naval Hospital
Pensacola, FL
10/1996-11/1999

Internship   Psychiatry
Portsmouth Naval Medical Center
Portsmouth, VA
07/1993-09/1994

PROFESSIONAL EXPERIENCE

Geriatric and Hospice Physician

Currently Working in healthcare administration for a large extended healthcare services organization. This organization includes home based primary care and community care living center services.

H. MARX SACKS, D.O.

Hospice and Palliative Care Services Physician

Collaborative Physician

Outpatient Urgent Care Center.

2010-present

US Navy Service

Regimental Surgeon
25th Naval Construction Regiment
2007-2010

Senior Medical Officer
Naval Branch Health Clinic-Meridian, MS
2004-2007

Flight Surgeon
Training Air Wing One, Aviation Medicine-Meridian, MS
2003-2004

Flight Surgeon Training
NAMI, Pensacola, FL
2002-2003

Senior Medical Officer
Naval Ambulatory Care Center-New Orleans, LA
1999-2002

Battalion Medical Officer
Naval Mobile Construction Battalion One-Gulfport, MS
1994-1996

US Air Force Service

Services Operations Officer
U.S. Air Force
833rd Services Squadron-Holloman Air Force Base, NM
1985-1989

CERTIFICATION AND LICENSURE

Medical License, State of Alabama
Medical License, State of Mississippi
Diplomate, National Osteopathic Board of Medical Examiners
Diplomate, American Osteopathic Board of Family Physicians
Certificate of Added Qualification in Hospice and Palliative Care

AFFILIATIONS

American Osteopathic Association
American Osteopathic College of Family Physicians
Mississippi Osteopathic Medical Association

QUALIFICATIONS

BLS

AWARDS

Defense Meritorious Service Medal
Navy and Marine Corps Commendation Medal
Navy and Marine Corps Achievement Medal
Navy Meritorious Service Medal